Exhibit 99.1
PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Subsidiary Acasti Pharma receives conditionnal approval for listing on TSX-Venture

Laval, Québec, CANADA – February 28, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and Acasti Pharma (“Acasti”), a Neptune subsidiary, announces that Acasti has received conditionnal approval for the listing of its class A common shares (the “Class A shares”) on the TSX Venture Exchange (the “Exchange”) under the ticker symbol APO.

Acasti has received conditional approval from the Exchange for the listing of its Class A share on the TSX-Venture (the “Listing”). The Listing is conditionnal, to fulfilment by Acasti of all Exchange’s requirements including, among others: (i) the conversion of all outstanding Class B and Class C preferred shares into Class A shares on a 1:1 basis, (ii) the signature of an escrow agreement between Acasti, the escrow agent and Acasti’s principal securities holders, (iii) the filing of amended and restated financial statements for the three and nine-month periods ended November 30th, 2010 reflecting, among others, subsequent events in connection with the Listing, and (iv) the completion of satisfactory background searches on Acasti’s insiders.

Acasti’s management expects to waive all conditions with respect to the Listing prior to March 21, 2011. A complete press release will be issued by Acasti and Neptune at the time of the Listing, providing summary disclosure of the Listing and any related transaction.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions. Despite Acasti’s management expectation to waive all conditions in connection with the Listing prior to March 21, 2011, there can’t be no assurance that the Company will suceed in obtaining Exchange’s final approval on such matter.